UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2018

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

TVU Networks’ IP Video Transmitters Incorporate Sierra Wireless Modules for Increased Flexibility of Mobile Real-Time Broadcasting

Sierra Wireless AirPrime® MC Series LTE-Advanced modules allow TVU One newsgathering transmitters to integrate 3G, 4G and LTE cellular connectivity for reliable, high-quality HD video delivery worldwide

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 25, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that TVU Networks, the global technology and innovation leader in live IP video solutions, is using Sierra Wireless AirPrime® MC Series LTE-Advanced (LTE-A) modules to integrate cellular connectivity into its TVU One video uplink transmitters. Sierra Wireless modules help TVU Networks deliver broadcast video solutions that can easily connect to any cellular network in the world, while also delivering reliable, high-quality, low-latency HD video from live events, increasing the flexibility and quality of remote and live video broadcasting.

Meeting the Needs of a Growing Market for Mobile, Real-Time Video
Traditional mobile video systems often rely on expensive microwave or satellite connections for video transmission. They are also often unable to adjust to the constant changes in bit rate, packet loss rate and latency that are inherent in a mobile environment. Weighing just 2.2 pounds, the TVU One cellular mobile solution uses both H.265/HEVC video compression and TVU’s patented Inverse Statmux Plus (IS+) transmission algorithm, which transmits HD quality video with half-second latency. TVU One with HEVC can transmit simultaneously over multiple connections, including cellular, microwave, satellite, BGAN, WiFi and Ethernet, to deliver live HD video to and from practically any location. The TVU One video uplink transmitter is a flexible, mobile, real-time video solution that meets the growing demand for live broadcasting in the news, sports, law enforcement, public safety, government and web streaming markets.

Easy Integration and Global Coverage in a Compact Package
Sierra Wireless modules reliably connect TVU One video uplink transmitters to 4G LTE-A Cat-6 networks with fallback to 3G in those regions where LTE is unavailable. Easily integrated into the TVU One transmitters, Sierra Wireless MC Series modules in the Mini Card form-factor enable the mobile IP transmitter to provide a global, real-time video solution.

In addition, by connecting to any LTE-A, LTE or 3G network in the world, Sierra Wireless helps TVU Networks reduce the footprint of the TVU One transmitter. With its portable design, TVU One can be used in more locations for innovative broadcasting applications, including live coverage from inside the cockpit of motor sports, as well as a wide variety of sports, red-carpet and election events. Customers of TVU One with HEVC include the Seoul Broadcasting System (SBS), which recently purchased units for its news bureaus in Tokyo, Paris, Los Angeles, New York and Washington D.C., and the New York bureau of TBS and RKB Mainichi Broadcasting Corp. (RKB) – a key substation of the TBS network based in Fukuoka, Japan.

“When we evaluated networking modules for the TVU One, we wanted a partner who could help us make real-time mobile video broadcasting much more flexible and cost-effective,” said Matt McEwen, VP of Product Management TVU Networks. “Sierra Wireless fit the bill perfectly. Their modules integrate easily into the TVU One, and their support for multiple networks allows us to offer our customers reliable broadband access to wireless networks around the world.”

“Broadcasters today need to be able to provide their audiences with live HD video from anywhere in the world, at any time,” said Dan Schieler, Senior Vice President and General Manager, OEM Solutions, Sierra Wireless. “We are excited to help TVU Networks develop pioneering live video solutions that can utilize cellular or any other form of IP link to go live from any location, without incurring the heavy costs and physical limitations of a satellite or microwave truck.”

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has approximately 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirPrime” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604 233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 25, 2018